Exhibit 14.1

DOLPHIN DIGITAL MEDIA, INC.
AMENDED AND RESTATED
CODE OF ETHICS
FOR
SENIOR FINANCIAL OFFICERS

Introduction

The Chief Executive Officer and Chief Financial and Operating Officer (individually, each a “Senior Financial Officer” and, collectively, the “Senior Financial Officers”) of Dolphin Digital Media, Inc. and its subsidiaries (collectively, the “Company”) are expected to conduct themselves with the highest degree of honesty and ethics when acting on behalf of the Company.  This Code of Ethics has been adopted by the Board of Directors of the Company (the “Board”) to promote (i) honest and ethical conduct, (ii) proper disclosure in the Company’s periodic reports, (iii) compliance with applicable laws, rules, and regulations by the Company’s senior officers who have financial responsibilities, (iv) prompt internal reporting of violations of the Code of Ethics to the appropriate person identified in the Code of Ethics, and (iv) accountability for adherence to the Code of Ethics.

Principles and Responsibilities

In performing your duties, each of you, as Senior Financial Officers of the Company, agrees to abide by and to promote, to the best of your knowledge and ability, the following principles and responsibilities governing your professional and ethical conduct:

Honest and Ethical Conduct

You must always conduct yourself in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Conflicts of Interest; Confidentiality; Company Assets

You should avoid conflicts of interest and immediately disclose to the Company’s Corporate Counsel any material transaction or relationship that could reasonably be expected to give rise to such a conflict.  You shall maintain the confidentiality of non-public information about the Company and its customers, suppliers or other third parties, and prevent the unauthorized disclosure of such information unless required by law.  In addition, the responsible use of, and control over, all of the Company’s assets and resources is entrusted to your care.

Promote Full, Fair, Accurate, Timely and Understandable Disclosure

You shall take all steps necessary to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company, including the following:

1)	carefully reviewing drafts of reports, documents or other public communications before they are filed or released to the public;

2)
establishing and maintaining disclosure controls and procedures and internal controls to ensure that the financial information required to be disclosed by the Company in its SEC filings or that is communicated in press releases or other public communications is collected, processed, summarized and disclosed fully, accurately and in a timely fashion and promptly advising your superior or the Audit Committee, if necessary, of any weaknesses or concerns with respect to such controls; and

3)
refraining from unduly or fraudulently influencing, coercing, manipulating or misleading any authorized audit and from interference with any auditor engaged in the performance of an internal or independent audit of the Company’s financial statements or accounting books and records.

Compliance with Applicable Governmental Laws, Rules, Regulations and this Code of Ethics

You must understand and take responsibility to comply with the applicable governmental laws, rules and regulations.  In addition, you are accountable for your compliance with this Code of Ethics and are responsible for the prompt reporting to the Chairman of the Audit Committee of any violations of this Code of Ethics or any actions that may be about to take place that would violate this Code of Ethics.

Compliance and Accountability

The Audit Committee will assess compliance with this Code of Ethics, report material violations to the Board, and recommend to the Board appropriate action. Any violations of this Code of Ethics may result in disciplinary action up to and including immediate termination.  Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you and/or the Company.

Waiver and Amendment

Any request for a waiver of any provision of this Code of Ethics must be in writing and addressed to the Audit Committee. Any waiver of this Code of Ethics or any amendment to this Code of Ethics relating to the Senior Financial Officers will be disclosed on Form 8-K or on the Company’s website within four business days following the waiver or amendment or by any other means approved by the Securities and Exchange Commission.  Amendments to this Code of Ethics must be approved by the Board.

The Company reserves the right to modify, revise or alter any policy, procedure or condition related to this Code of Ethics at its sole discretion and at any time without notice.  The contents of this Code of Ethics do not constitute the terms of a contract of employment, and nothing contained in this Code of Ethics should be construed as a guarantee of continued employment.  Employment at the Company is on an at-will basis, unless you are a party to a specific written employment agreement between you and the Company.

In addition, the requirements of this Code of Ethics are in addition to any other restrictions contained in any other agreement that you may have with the Company.

Certification of Compliance

Not less than annually, each Senior Financial Officer of the Company shall execute such certifications as may be required by the Company to document the fact that he or she has received and reviewed this Code of Ethics, that he or she understands this Code of Ethics, that he or she undertakes, as a condition to his or her present and continued employment at the Company or any of its affiliates, to comply fully with this Code of Ethics, and, commencing the first year following the adoption of this Code of Ethics, that he or she during the preceding calendar year has complied fully with this Code of Ethics.

Approved by the Board of Directors on October 29, 2014